UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2020

 GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐
(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐ No ☒

Investor Relations PRESS RELEASE

Televisa Reports Third Quarter 2020 Results
Consolidated

•	Revenues reached Ps.23.9 billion
•	Operating Segment Income (“OSI”) margin reached 40.8%, the highest since 2016
•	All three core businesses posted an OSI margin above 40%
•	Closed with a strong position of liquidity of approximately Ps.52 billion

Cable

•	Growth of 448 thousand Revenue Generating Units (“RGUs”), reaching 13.9 million
•	Net broadband RGUs additions of 234 thousand, the 2nd fastest pace of organic growth on record
•	Strong revenue growth of 7.9%, reaching Ps.11.4 billion, and OSI growth of 7%

Sky

•	A combined 8.1 million video and broadband RGUs, the highest number on record
•	Net additions of video RGUs for the sixth consecutive quarter
•	Record net broadband RGUs additions of 92 thousand, reaching close to 600 thousand
•	Revenue growth of 4.9%, the fastest pace of growth in 15 quarters
•	OSI reached Ps.2.4 billion with a strong margin of 43.5%

Content

•	Audience growth y-o-y of 30%[1] in our flagship network
•	The success of our content continues to be a strong ratings driver for Univision
•	Ad Revenue was down 13%, a substantial improvement compared to 2nd quarter
•	On track to realize savings of approximately Ps.2.1 billion for the full year

•	Revenues were down 7.2%, while OSI margin reached a four year record high of 41.0%

Earnings Call Date and Time: Friday, October 23, 2020, at 10:00 A.M. ET.

Conference ID # is 7681757
From the U.S.: +1 (877) 850 2115                                                             From Mexico: 800 926 9157
International callers: +1 (478) 219 0648                                                    Rebroadcast: +1 (404) 537-3406

The teleconference will be rebroadcast starting at 13:00 ET on October 23 through midnight on November 6.

1 Source: Nielsen. P4+, Monday to Friday, 16:30 to 23:00

Consolidated Results

Mexico City, October 22, 2020 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for third-quarter 2020. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the quarters ended September 30, 2020 and 2019, in millions of Mexican pesos:

	3Q’20	Margin	3Q’19	Margin	Change
		%		%	%
Net sales	23,943.0	100.0	25,786.1	100.0	(7.1)
Net income	3,639.6	15.2	1,158.6	4.5	214.1
Net income attributable to stockholders of the Company	3,349.7	14.0	755.2	2.9	343.6
Segment net sales	25,821.7	100.0	27,005.5	100.0	(4.4)
Operating segment income (1)	10,531.4	40.8	10,709.6	39.7	(1.7)
(1)	The operating segment income margin is calculated as a percentage of segment net sales.

Net sales decreased by 7.1% to Ps.23,943.0 million in third-quarter 2020 compared with Ps.25,786.1 million in third-quarter 2019. This decrease was mainly attributable to a decline in Advertising sales and in the Other Businesses segment. Operating segment income decreased by 1.7% to Ps.10,531.4 million with a margin of 40.8%.

Net income attributable to stockholders of the Company amounted to Ps.3,349.7 million in third-quarter 2020 compared with Ps.755.2 million in third-quarter 2019. The net increase of Ps.2,594.5 million, reflected:
I.	a Ps.3,179.8 million favorable change in finance income or expense, net;
II.	a Ps.1,055.4 favorable change in other income or expense, net;
III.	a Ps.113.5 million decrease in net income attributable to non-controlling interests; and
IV.	a Ps.85.4 million decrease in depreciation and amortization.

These favorable variances were partially offset by:
I.	a Ps.1,392.4 million increase in income taxes.
II.	a Ps.279.8 million unfavorable change in share of income or loss of associates and joint ventures, net; and
III.	a Ps.167.4 million decrease in operating income before depreciation and amortization.

Third-quarter Results by Business Segment

The following table presents third-quarter consolidated results ended September 30, 2020 and 2019, for each of our business segments. Consolidated results for third-quarter 2020 and 2019 are presented in millions of Mexican pesos.

Net Sales	3Q’20%		3Q’19%		Change %
Cable	11,407.9	44.2	10,572.1	39.1	7.9
Sky	5,597.9	21.7	5,338.3	19.8	4.9
Content	8,033.4	31.1	8,659.0	32.1	(7.2)
Other Businesses	782.5	3.0	2,436.1	9.0	(67.9)
Segment Net Sales	25,821.7	100.0	27,005.5	100.0	(4.4)
Intersegment Operations[1]	(1,878.7)		(1,416.4)
Net Sales	23,943.0		25,589.1		(6.4)
Disposed Operations [2]	-	n/a	197.0	n/a	(100.0)
Net Sales	23,943.0		25,786.1		(7.1)

Operating Segment Income[3]	3Q’20	Margin %	3Q’19	Margin %	Change %
Cable	4,796.7	42.0	4,481.7	42.4	7.0
Sky	2,436.7	43.5	2,399.9	45.0	1.5
Content	3,294.7	41.0	3,112.3	35.9	5.9
Other Businesses	3.3	0.4	715.7	29.4	(99.5)
Operating Segment Income	10,531.4	40.8	10,709.6	39.7	(1.7)
Corporate Expenses	(374.9)	(1.5)	(436.3)	(1.6)	14.1
Depreciation and Amortization	(5,235.9)	(21.9)	(5,321.3)	(20.6)	1.6
Other Income (Expense), net	666.0	2.8	(389.4)	(1.5)	n/a
Intersegment Operations	(17.5)	(0.1)	(21.7)	(0.1)	19.4
Disposed Operations [2]	-	n/a	54.8	n/a	n/a
Operating Income	5,569.1	23.3	4,595.7	17.8	21.2
1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 The sale of the Company’s Radio business was concluded on July 2nd, 2020. Accordingly, the net sales and the operating segment income associated with the Radio business, which was part of the Company’s Other Businesses segment, are presented separately as disposed operations for the quarter ended September 30, 2019.
3Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other income (expense), net.

Cable

Total net additions for the quarter were approximately 447.6 thousand RGUs. Quarterly growth was mainly driven by broadband net additions of 234.0 thousand RGUs and voice net additions of 189.2 thousand RGUs. Video net additions decreased by 1.6 thousand. izzi Móvil added 26.0 thousand RGUs. The following table sets forth the breakdown of RGUs per service type for our Cable segment as of September 30, 2020 and 2019.

RGUs	3Q’20 Net Adds	3Q’20	3Q’19
Video	(1,570)	4,333,908	4,345,020
Broadband	233,968	5,303,245	4,658,764
Voice	189,217	4,187,264	3,534,461
Mobile	25,963	40,114	-
Total RGUs	447,578	13,864,531	12,538,245

Third-quarter sales increased by 7.9% to Ps.11,407.9 million compared with Ps.10,572.1 million in third-quarter 2019 driven by solid net additions in broadband, voice and strong performance in Enterprise operations.

Third-quarter operating segment income increased by 7.0% to Ps.4,796.7 million compared with Ps.4,481.7 million in third-quarter 2019. Margin of 42.0% was in line with third quarter 2019.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our MSO and enterprise operations for third-quarter 2020 and 2019.

MSO Operations (1) Millions of Mexican pesos	3Q’20	3Q’19	Change %
Revenue	10,227.4	9,603.8	6.5
Operating Segment Income	4,323.1	4,119.7	4.9
Margin (%)	42.3	42.9

Enterprise Operations (1) Millions of Mexican pesos	3Q’20	3Q’19	Change %
Revenue	1,734.0	1,437.7	20.6
Operating Segment Income	611.3	504.0	21.3
Margin (%)	35.3	35.1
(1)	These results do not include consolidation adjustments of Ps.553.5 million in revenues nor Ps.137.7 million in operating segment income for third quarter 2020, neither the consolidation adjustments of Ps.469.4 million in revenues nor Ps.142.0 million in operating segment income for third quarter 2019. Consolidation adjustments are considered in the consolidated results of the Cable segment.

Third-quarter sales and operating segment income in our MSO operations increased by 6.5% and 4.9%, respectively. Third-quarter sales and operating segment income in our Enterprise operations increased by 20.6% and 21.3%, respectively.

Sky

During the quarter, Sky continued growing its broadband business after adding 91.6 thousand broadband RGUs reaching a total of 594.0 thousand broadband RGUs. In addition, Sky added 15.2 thousand video RGUs.

The following table sets forth the breakdown of RGUs per service type for Sky as of September 30, 2020 and 2019.

RGUs	3Q’20 Net Adds	3Q’20	3Q’19
Video	15,188	7,472,350	7,412,728
Broadband	91,582	594,011	318,977
Voice	(108)	837	1,252
Total RGUs	106,662	8,067,198	7,732,957

Third-quarter sales increased by 4.9% to Ps.5,597.9 million compared with Ps.5,338.3 million in third-quarter 2019, mainly explained by the growth in broadband RGUs.

Third-quarter operating segment income increased by 1.5%, reaching Ps.2,436.7 million compared with Ps.2,399.9 million in third-quarter 2019. The margin was 43.5%, 150 basis points lower than the margin of the third quarter 2019.

Content

Third-quarter sales decreased by 7.2% to Ps.8,033.4 million compared with Ps.8,659.0 million in third-quarter 2019.

Millions of Mexican pesos	3Q’20%		3Q’19%		Change %
Advertising	4,164.4	51.8	4,786.6	55.3	(13.0)
Network Subscription	1,331.7	16.6	1,238.9	14.3	7.5
Licensing and Syndication	2,537.3	31.6	2,633.5	30.4	(3.7)
Net Sales	8,033.4		8,659.0		(7.2)

Advertising

Third-quarter Advertising sales decreased by 13.0% to Ps.4,164.4 million compared with Ps.4,786.6 million in third-quarter 2019. This representes a recovery across most categories among our private sector clients with respect to second-quarter 2020.
Network Subscription

Third-quarter Network Subscription sales increased by 7.5% to Ps.1,331.7 million compared with Ps.1,238.9 million in third-quarter 2019. This growth is mainly related to the increase in the price we charge our affiliated distributors for our pay TV networks and to the favorable impact of the depreciation of the Mexican peso on our dollar-denominated revenues.

Licensing and Syndication

Third-quarter Licensing and Syndication sales decreased by 3.7% to Ps.2,537.3 million, compared with Ps.2,633.5 million in third-quarter 2019. Royalties from Univision reached U.S.$92.1 million in third-quarter 2020 compared to U.S.$100.2 million in third-quarter 2019. The depreciation of the Mexican peso partially compensated this decrease. On a sequential basis, royalties increased 15.6% in U.S. dollars.

Third-quarter operating segment income increased by 5.9% to Ps.3,294.7 million compared with Ps.3,112.3 million in third-quarter 2019. This increase is mainly explained by an aggressive cost and expense reduction plan, achieving a margin of 41.0%.

Other Businesses

Third-quarter sales decreased by 67.9% to Ps.782.5 million compared with Ps.2,436.1 million in third-quarter 2019. The decrease is mainly explained by a decline in revenues due to the measures triggered by the outbreak of COVID-19, which included the suspension or limitation of activities in some businesses of this segment, including gaming and soccer, in addition to the difficult comparison to last year as a result of some non-recurring soccer and film distribution revenues during third quarter 2019.

Third-quarter operating segment income was Ps.3.3 million compared with an income of Ps.715.7 million in third-quarter 2019.

Corporate Expense

Corporate expense decreased by Ps.61.4 million, or 14.1%, to Ps.374.9 million in third-quarter 2020, from Ps.436.3 million in third-quarter 2019.

Share-based compensation expense in third quarter 2020 and 2019 amounted to Ps.193.9 million and Ps.251.8 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

Other Income or Expense, Net

Other income or expense, net, changed by Ps.1,055.4 million, to Ps.666.0 million other income in third-quarter 2020, from Ps.389.4 million other expense in third-quarter 2019. This change reflected primarily a Ps.933.5 million net pre-tax gain on the disposition of our 50% equity stake in our former Radio business, which sale was concluded in July 2020. It also reflected a decrease in other expense related to legal and financial advisory professional services, a lower loss on disposition of property and equipment, and a decrease in non-recurring severance expense in connection with dismissal of personnel in our Content segment.

The following table sets forth the breakdown of cash and non-cash other income (expense), net, stated in millions of Mexican pesos, for the three months ended September 30, 2020 and 2019.

Other Income (Expense), net	3Q’20	3Q’19
Cash	786.2	(183.9)
Non-cash	(120.2)	(205.5)
Total	666.0	(389.4)

Finance Income or Expense, Net

The following table sets forth finance income (expense), net, stated in millions of Mexican pesos for the quarters ended September 30, 2020 and 2019.
	3Q’20	3Q’19	Favorable (Unfavorable) Change
Interest expense	(2,788.9)	(2,861.5)	72.6
Interest income	275.3	565.4	(290.1)
Foreign exchange gain (loss), net	3,077.8	(929.5)	4,007.3
Other finance (expense) income, net	(254.6)	355.4	(610.0)
Finance income (expense), net	309.6	(2,870.2)	3,179.8

Finance income or expense, net, changed by Ps.3,179.8 million, to a Ps.309.6 million finance income, net, in third-quarter 2020 from a Ps.2,870.2 million finance expense, net, in third-quarter 2019.

This change reflected:

I.
a Ps.4,007.3 million favorable change in foreign exchange gain or loss, net, resulting primarily from a 4.0% appreciation of the Mexican peso against the U.S. dollar in third-quarter 2020, in comparison to a 2.9% depreciation in third-quarter 2019; and

II.
a Ps.72.6 million decrease in interest expense, primarily by a decrease in interest rates on long-term debt in third-quarter 2020, which was partially offset by a higher average principal amount of long-term debt in the same period.

This favorable variance was partially offset by:

I.	a Ps.290.1 million decrease in interest income, explained primarily by a decrease in interest rates on cash and cash equivalents in third-quarter 2020; and

II.	an unfavorable change of Ps.610.0 million in other finance income or expense, net, resulting primarily from a net loss in fair value of our derivative contracts in third-quarter 2020.

Share of Income or Loss of Associates and Joint Ventures, Net

Share of income or loss of associates and joint ventures, net, changed by Ps.279.8 million, to a Ps.119.9 million share of loss in third-quarter 2020, from a Ps.159.9 million share of  income in third-quarter 2019. This unfavorable change reflected mainly (i) a lower share of income of Univision Holdings, Inc. (“UHI”), the controlling company of Univision Communications Inc.; and (ii) an unfavorable change in share of income or loss of Ocesa Entretenimiento, S.A. de C.V. (“OCEN”), a live entertainment company with operations primarily in Mexico.
Income Taxes

Income taxes increased by Ps.1,392.4 million, to Ps.2,119.2 million in third-quarter 2020 compared with Ps.726.8 million in third-quarter 2019. This increase reflected a higher income tax base and a lower effective income tax rate.
Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests decreased by Ps.113.5 million, or  28.1%, to Ps.289.9 million in third-quarter 2020, compared with Ps.403.4 million in third-quarter 2019. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Sky segment.
Capital Expenditures

During  third-quarter 2020, we invested approximately U.S.$251.3 million in property, plant and equipment as capital expenditures. The following table sets forth the breakdown by segment of capital expenditures for third-quarter 2020 and 2019.

Capital Expenditures Millions of U.S.$	3Q’20	3Q’19
Cable	172.6	178.1
Sky	64.9	50.5
Content and Other Businesses	13.8	22.3
Total	251.3	250.9

Debt and Lease Liabilities

The following table sets forth our total consolidated debt, lease liabilities and other notes payable as of September 30, 2020 and December 31, 2019. Amounts are stated in millions of Mexican pesos.

	September 30, 2020	December 31, 2019	Increase (decrease)
Current portion of long-term debt	15,012.7	491.9	14,520.8
Long-term debt, net of current portion	131,907.6	120,444.7	11,462.9
Total debt [1]	146,920.3	120,936.6	25,983.7
Current portion of long-term lease liabilities	1,328.5	1,257.8	70.7
Long-term lease liabilities, net of current portion	8,511.5	8,105.8	405.7
Total lease liabilities	9,840.0	9,363.6	476.4
Current portion of other notes payable	-	1,324.1	(1,324.1)
Total other notes payable	-	1,324.1	(1,324.1)
Total debt, lease liabilities and other notes payable	156,760.3	131,624.3	25,136.0
1 As of September 30, 2020 and December 31, 2019, total debt is presented net of finance costs in the amount of Ps.1,387.8 million and Ps.1,441.6 million, respectively. In July 2020, Sky prepaid a portion of its long-term bank loans in the principal amount of Ps.2,750 million with maturities between 2021 and 2023.

As of September 30, 2020, our consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents, and certain non-current investments in financial instruments) was Ps.104,688.2 million. The aggregate amount of non-current investments in financial instruments included in our consolidated net debt position as of September 30, 2020, amounted to Ps.7,219.9 million.

On October 6, 2020, we prepaid in full the principal amount of Ps.14,770.7 million under a revolving credit facility with maturity in the first quarter of 2022. Accordingly, we classified this long-term debt as a current liability as of September 30, 2020, net of related finance costs, in the amount of Ps.14,736.5 million.
Shares Outstanding
As of September 30, 2020 and December 31, 2019, our shares outstanding amounted to  329,940.8 million and 337,244.3 million shares, respectively, and our CPO equivalents outstanding amounted to 2,820.0 million and 2,882.4 million, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of September 30, 2020 and December 31, 2019, the GDS (Global Depositary Shares) equivalents outstanding amounted to 564.0 million and 576.5 million, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Sustainability

Televisa was identified by the Global Child Forum as an “Improver” in “The State of Children’s Rights and Business 2019”. In addition, Televisa was included in three FTSE4Good Index Series: FTSE4Good Emerging Markets, FTSE4Good Emerging Latin America and FTSE4Good BIVA. The FTSE4Good Index Series is a market-leading tool for investors seeking to invest in companies that demonstrate good sustainability practices.
COVID-19 Impact

The COVID-19 pandemic has affected our business, financial position and results of operations for the quarter ended September 30, 2020, and it is currently difficult to predict the degree of the impact on the remainder of 2020.
We cannot guarantee that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings.  In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately reduce the demand of our products across our segments as our clients and customers reduce or defer their spending.
The Mexican Government is still implementing the plan to reactivate economic activities in accordance with color-based phases determined on a weekly basis in every state of the country. To this date, most of the country’s states are on phase orange or yellow, meaning most of non-essential economic activities are open with some limitations, mainly on capacity and hours of operation. However, a significant part of the population is still implementing social distancing and shelter-in-place policies. As a result, during the quarter ended September 30, 2020, this has affected, and is still affecting the ability of our employees, suppliers and customers to conduct their functions and businesses in their typical manner.
As of this date and given that they are considered essential economic activities, we have continued operating our media and telecommunications businesses uninterrupted to continue benefiting the country with connectivity, entertainment and information, and during the third quarter ended September 30, 2020, we continued with the production of new content following the requirements and health guidelines imposed by the Mexican Government.  As described above, our Content business faced a reduction in the demand for advertising during the quarter ended September 30, 2020 and may continue to be affected by the reduction in the level of economic activity in the jurisdictions in which our customers are located. We are partially dependent on the demand for advertising from consumer-focused companies, and the COVID-19 pandemic has caused, and could further cause, advertisers to reduce or postpone their advertisement spending on our platforms.
In our Other Businesses segment, sporting and other entertainment events for which we have broadcast rights, or which we organize, promote and/or are located in venues we own, have started to operate again with some limitations, and to date 12 out of our 18 casinos have resumed operations with reduced capacity and hours of operation.  When local authorities start to approve the re-opening of the venues that are still not operating, rules will be enacted which may include capacity and operating hours restrictions; these may affect the results of our Other Businesses segment in the following months.

Notwithstanding the foregoing, if the country’s states start to transition from yellow to orange, or from orange to red, in accordance with the color-based phases methodology, the authorities may impose restrictions on non-essential activities, including but not limited to temporary shutdowns or additional guidelines which could be expensive or burdensome to implement, which may affect our operations.
The magnitude of the impact on our business will depend on the duration and extent of the COVID-19 pandemic and the impact of federal, state, local and foreign governmental actions, including continued or future social distancing, and consumer behavior in response to the COVID-19 pandemic and such governmental actions. Due to the evolving and uncertain nature of this situation, we are not able to estimate the full extent of the impact of the COVID-19 pandemic, but it may continue affecting our business, financial position and results of operations over the near, medium or long-term.
Additional Information Available on Website

The information in this press release should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2019, which are available on the “Reports and Filings” section of our investor relations website at televisair.com.

About Televisa

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 70 countries through 25 pay-tv brands, television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa’s audiovisual content is distributed through Univision Communications Inc. (“Univision”) the leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, feature- film production and distribution, and gaming.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward Looking Statements” in the Company’s Annual Report on Form 20 - F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Statements contained in this release relating to the COVID-19 outbreak, the impact of which on our business performance and financial results remains inherently uncertain, are forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)

###

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Carlos Madrazo. VP, Head of Investor Relations / cmadrazov@televisa.com.mx
Santiago Casado. Investor Relations Director. / scasado@televisa.com.mx

Media Relations:

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Teresa Villa / Tel: (52 55) 4438 1205 / atvillas@televisa.com.mx

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019
(Millions of Mexican Pesos)

	September 30,		December 31,
	2020		2019
ASSETS	(Unaudited)		(Audited) [1]

Current assets:
Cash and cash equivalents	Ps.	44,852.2	Ps.	27,452.3
Trade notes and accounts receivable, net		18,064.7		14,486.2
Other accounts and notes receivable, net		12,658.4		10,692.9
Derivative financial instruments		114.8		1.7
Due from related parties		745.4		814.4
Transmission rights and programming		6,667.0		6,479.3
Inventories		1,780.0		1,151.4
Contract costs		1,427.1		1,379.4
Assets held for sale		-		1,675.4
Other current assets		5,427.5		3,298.1
Total current assets		91,737.1		67,431.1

Non-current assets:
Derivative financial instruments		114.8		2.9
Transmission rights and programming		9,130.2		7,901.6
Investments in financial instruments		26,758.9		44,265.9
Investments in associates and joint ventures		6,076.0		9,762.4
Property, plant and equipment, net		83,540.9		83,329.2
Right-of-use assets, net		7,227.7		7,553.1
Intangible assets, net		42,849.1		43,329.0
Deferred income tax assets		30,776.2		24,185.1
Contract costs		2,913.8		2,311.8
Other assets		200.9		271.8
Total non-current assets		209,588.5		222,912.8
Total assets	Ps.	301,325.6	Ps.	290,343.9

1 Our 40% equity interest in OCEN in the amount of Ps.694.0 million as of December 31, 2019, was previously reported as part of current assets held for sale, and has been classified to investments in associates and joint ventures as of that date to conform with the presentation of this investment as of September 30, 2020.

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019
(Millions of Mexican Pesos)

	September 30,		December 31,
	2020		2019
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Current portion of long-term debt	Ps.	15,012.7	Ps.	491.9
Interest payable		2,071.0		1,943.9
Current portion of lease liabilities		1,328.5		1,257.8
Current portion of other notes payable		-		1,324.1
Derivative financial instruments		117.9		568.8
Trade accounts payable and accrued expenses		26,621.3		20,909.7
Customer deposits and advances		10,630.2		5,779.8
Income taxes payable		1,620.5		2,470.2
Other taxes payable		4,480.4		3,448.0
Employee benefits		1,147.3		911.9
Due to related parties		421.1		644.2
Liabilities related to assets held for sale		-		432.8
Other current liabilities		3,262.4		2,202.9
Total current liabilities		66,713.3		42,386.0
Non-current liabilities:
Long-term debt, net of current portion		131,907.6		120,444.7
Lease liabilities, net of current portion		8,511.5		8,105.8
Derivative financial instruments		1,319.8		346.6
Income taxes payable		759.4		1,759.7
Deferred income tax liabilities		2,630.1		7,052.2
Post-employment benefits		1,586.9		1,468.1
Other long-term liabilities		3,450.7		3,376.6
Total non-current liabilities		150,166.0		142,553.7
Total liabilities		216,879.3		184,939.7

EQUITY
Capital stock		4,907.8		4,907.8
Additional paid-in-capital		15,889.8		15,889.8
		20,797.6		20,797.6
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		80,731.4		75,666.1
Net (loss) income for the period		(4,562.7)		4,626.1
		78,307.7		82,431.2
Accumulated other comprehensive (loss) income, net		(15,386.0)		1,320.4
Shares repurchased		(13,807.1)		(14,018.8)
		49,114.6		69,732.8
Equity attributable to stockholders of the Company		69,912.2		90,530.4
Non-controlling interests		14,534.1		14,873.8
Total equity		84,446.3		105,404.2
Total liabilities and equity	Ps.	301,325.6	Ps.	290,343.9

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(Millions of Mexican Pesos)

	Three months ended September 30,
	2020		2019		2020		2019
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Net sales	Ps.	23,943.0	Ps.	25,786.1	Ps.	69,579.0	Ps.	73,489.0
Cost of sales		13,871.0		14,946.5		41,550.8		42,025.9
Selling expenses		2,312.3		2,797.2		7,568.7		8,344.2
Administrative expenses		2,856.6		3,057.3		9,428.0		10,081.5
Income before other expense		4,903.1		4,985.1		11,031.5		13,037.4
Other income (expense), net		666.0		(389.4)		657.4		(861.3)
Operating income		5,569.1		4,595.7		11,688.9		12,176.1
Finance expense		(3,043.5)		(3,791.0)		(11,374.6)		(8,623.6)
Finance income		3,353.1		920.8		2,887.7		1,210.8
Finance income (expense), net		309.6		(2,870.2)		(8,486.9)		(7,412.8)
Share of (loss) income of associates and joint ventures, net		(119.9)		159.9		(5,330.9)		489.6
Income (loss) before income taxes		5,758.8		1,885.4		(2,128.9)		5,252.9
Income taxes		(2,119.2)		(726.8)		(1,145.8)		(1,972.8)
Net income (loss)	Ps.	3,639.6	Ps.	1,158.6	Ps.	(3,274.7)	Ps.	3,280.1

Net income (loss) attributable to:
Stockholders of the Company	Ps.	3,349.7	Ps.	755.2	Ps.	(4,562.7)	Ps.	2,216.0
Non-controlling interests		289.9		403.4		1,288.0		1,064.1
Net income (loss)	Ps.	3,639.6	Ps.	1,158.6	Ps.	(3,274.7)	Ps.	3,280.1

Basic earnings (loss) per CPO attributable to stockholders of the Company	Ps.	1.17	Ps.	0.26	Ps.	(1.61)	Ps.	0.77

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: October 26, 2020	By:	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel